Exhibit 12(a)

ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

September 15, 2023

Eaton Vance Focused Global Opportunities Fund

Two International Place

Boston, Massachusetts 02110

Calvert Global Equity Fund

1825 Connecticut Ave NW, Suite 400

Washington, DC 20009

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”), in the form attached as Appendix A to the Combined Prospectus/Proxy Statement (the “Prospectus/Proxy”), dated March 1, 2023, by and among (i) each of the trusts identified in Schedule A thereto as an Eaton Vance Trust, including Eaton Vance Growth Trust, a Massachusetts business trust (the “Fund Trust”), on behalf of each series thereof identified in Schedule A thereto as an “Acquired Fund,” including Eaton Vance Focused Global Opportunities Fund (the “Fund”), (ii) Calvert Management Series, a Massachusetts business trust (the “New Trust), on behalf of each series thereof identified in Schedule A thereto as an “Acquiring Fund,” including Calvert Global Equity Fund (the “New Fund”), and (iii) with respect to Paragraph 10.1 only, Eaton Vance Management. The Agreement describes a proposed transaction (the “Reorganization”) to occur as of the date of this letter, pursuant to which the New Fund will acquire all of the assets of the Fund in exchange for shares of beneficial interest in the New Fund (the “New Fund Shares”) and the assumption by the New Fund of all of the liabilities of the Fund following which the New Fund Shares received by the Fund will be distributed by the Fund to its shareholders in liquidation and termination of the Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 7.4 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

The Fund is a series of the Fund Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of the Fund are redeemable at net asset value at each shareholder’s option. The Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

September 15, 2023

The New Fund is a series of the New Trust, which is registered under the 1940 Act as an open-end management investment company. Shares of the New Fund are redeemable at net asset value at each shareholder’s option.

For purposes of this opinion, we have considered the Agreement, the Prospectus/Proxy, and such other items as we have deemed necessary to render this opinion. In addition, each of the Fund and the New Fund has provided us with a letter dated as of the date hereof (collectively, the “Representation Letters”) representing as to certain facts, occurrences and information upon which each of the Fund and the New Fund has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

Based on and subject to the foregoing and subject to the final paragraphs hereof, we are of the opinion that, for U.S. federal income tax purposes:

(i)

The Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and the New Fund and the Fund each will be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)

Under Sections 361 and 357(a) of the Code, the Fund will not recognize gain or loss upon the transfer of its assets to the New Fund in exchange for New Fund Shares and the assumption by the New Fund of all the liabilities of the Fund, or upon the distribution of the New Fund Shares by the Fund to its shareholders in liquidation;

(iii)

Under Section 354 of the Code, the Fund shareholders will not recognize gain or loss upon the exchange of their Fund shares for New Fund Shares in the Reorganization (including fractional shares to which they may be entitled);

(iv)

Under Section 358 of the Code, the aggregate tax basis of the New Fund Shares a Fund shareholder receives in the Reorganization (including fractional shares to which they may be entitled) will be the same as the aggregate tax basis of the Fund shares exchanged therefor;

September 15, 2023

(v)

Under Section 1223(1) of the Code, a Fund shareholder’s holding period for the New Fund Shares received in the Reorganization (including fractional shares to which they may be entitled) will be determined by including the period during which such shareholder held or is treated for federal income tax purposes as having held the Fund shares exchanged therefor, provided that the shareholder held those Fund shares as capital assets;

(vi)

Under Section 1032 of the Code, the New Fund will not recognize gain or loss upon the receipt of the assets of the Fund in exchange for New Fund Shares and the assumption by the New Fund of all the liabilities of the Fund;

(vii)

Under Section 362(b) of the Code, the New Fund’s tax basis in the assets of the Fund transferred to the New Fund in the Reorganization will be the same as the Fund’s tax basis immediately prior to the transfer;

(viii)

Under Section 1223(2) of the Code, the holding period in the hands of the New Fund of each Fund asset transferred to the New Fund in the Reorganization will include the period during which such asset was held or treated for federal income tax purposes as held by the Fund; and

(ix)

The New Fund will succeed to and take into account the items of the Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

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September 15, 2023

No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP